Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2012 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2011 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

The Company’s consolidated financial statements include TowerJazz Japan Ltd. (“TJP”) results as from June 3, 2011.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six Months Ended June 30,
	2012	2011
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	84.8	80.4
Gross Profit	15.2	19.6
Research and development expenses, net	4.6	4.3
Marketing, general and administrative expenses	6.6	7.9
Acquisition related and reorganization costs	1.7	0.6
Operating profit	2.2	6.8
Gain from acquisition	--	7.5
Financing expenses, net	(8.1)	(11.4)
Other expenses, net	(0.3)	(0.2)
Income tax expense	(2.4)	(4.2)
Loss for the period	(8.5)%	(1.4)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2012	2011
Statement of Operations Data:
Revenues	$336,650	$260,327
Cost of revenues	285,564	209,408
Gross profit	51,086	50,919
Research and development expenses, net	15,582	11,081
Marketing, general and administrative expenses	22,195	20,517
Acquisition related and reorganization costs	5,789	1,493
Operating profit	7,520	17,828
Gain from acquisition	--	19,467
Financing expense, net	(27,238)	(29,713)
Other expense, net	(1,019)	(404)
Income tax expense	(7,984)	(10,846)
Loss for the period	$(28,721)	$(3,668)

Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

Revenue. Revenue for the six months ended June 30, 2012 amounted to $336.7 million compared to $260.3 million for the six months ended June 30, 2011. Such increase in revenues is mainly due to higher wafers shipped of 22% (mainly resulting from the inclusion of TJP shipments for the six months ended June 30, 2012 compared to the inclusion of just one month of TJP shipments in the corresponding period in 2011) and higher average selling price increase of 14%.

Revenues for the six months ended June 30, 2011 includes $10 million of higher revenues, as compared to the six months ended June 30, 2012 relating to the agreement with the Asian entity, as detailed in Note 16D(2) to our annual consolidated financial statements for the year ended December 31, 2011.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2012 amounted to $285.6 million, as compared to $209.4 million for the six months ended June 30, 2011. The increase in cost of revenues is mainly due to including TJP’s cost of revenue for the six months ended June 30, 2012 comparing to one month in the corresponding period in 2011. Cost of revenues for the six months ended June 30, 2011 included one-time depreciation expenses reduction resulting from the grants approval by the Investment Center (see Note 7B to our annual consolidated financial statements for the year ended December 31, 2011).  Cost of revenues for the six months ended June 30, 2011 included $8 million in higher expenses relating to the agreement with the Asian entity, as detailed in Note 16D(2) to our annual consolidated financial statements for the year ended December 31, 2011.

Gross Profit. Gross profit for the six months ended June 30, 2012 was $51 million, similar to the gross profit for the six months ended June 30, 2011, mainly as a result of the above mentioned increase of $76M in revenues and in cost of revenues.

Research and Development. Research and development expenses for the six months ended June 30, 2012 amounted to $15.6 million as compared to $11.1 million for the six months ended June 30, 2011, mainly due to the inclusion of TJP.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the six months ended June 30, 2012 amounted to $22.1 million as compared to $20.5 million for the six months ended June 30, 2011, mainly due to the inclusion of TJP.

Acquisition related and reorganization costs. During the second quarter of 2012, the Company executed a plan of reorganization to increase its efficiency in its Japanese facility, with a reduction in force, resulting in $5.8 million of reorganization costs in the six months ended June 30, 2012. Acquisition related costs in the six months ended June 30, 2011 amounted to $1.5 million.

Operating Profit. Operating profit for the six months ended June 30, 2012 was $7.5 million, as compared to $17.8 million for the six months ended June 30, 2011, resulting from the above-mentioned reorganization costs in 2012 and other operating expenses increase described above.

Gain from acquisition. Gain from the acquisition of TJP recorded in the statements of operations for the three and six months ended on June 30, 2011 was $19.5 million gross, as detailed in Note 3 to our annual consolidated financial statements for the year ended December 31, 2011.

Net profit for the six months ended June 30, 2011 included approximately $10 million net positive effect from the acquisition, comprised of (i) approximately $19.5 million gross gain from the acquisition; and (ii) approximately $9.4 million of related tax provisions and other expenses directly associated with this acquisition.

Financing Expenses, Net. Financing expenses, net for the six months ended June 30, 2012 were $27.2 million compared to financing expenses, net of $29.7 million for the six months ended June 30, 2011.

Income Tax expenses.  Income tax expenses resulting from the subsidiaries’ income before taxes, amounted to $8.0 million in the six months ended June 30, 2012 as compared to $10.8 million for the six months ended June 30, 2011. Income tax expense for the six months ended June 30, 2011 is due to the subsidiaries’ operating income and the approximately $4.1 million income tax expenses relating to the gain from the acquisition of TJP.

 Loss. Loss for the six months ended June 30, 2012 was $28.7 million as compared to $3.7 million for the six months ended June 30, 2011. Such $25 million increase was mainly due to the $10.3 million decrease in operating profit described above and the $19.5 million one-time gain from the acquisition for the six months ended June 30, 2011.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the six months ended June 30, 2012, the exchange rate of the US Dollar in relation to the NIS increased by 2.7% and the Israeli Consumer Price Index (“CPI”) increased by 1.2% (during the six months ended June 30, 2011, the exchange rate of the US Dollar in relation to the NIS decreased by 3.8% and the Israeli Consumer Price Index (“CPI”) increased by 2.2%).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (“JPY”) in relation to the US Dollar. During the six months ended June 30, 2012, the exchange rate of the US Dollar in relation to the JPY increased by 2.7%.

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in US Dollars, NIS and JPY. Our expenses and costs are denominated in NIS, US Dollars, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of June 30, 2012, we had an aggregate amount of $170.7 million in cash, cash equivalents and short term deposits, as compared to $101.1 million as of December 31, 2011.

During the six months ended June 30, 2012, we generated $49.9 million from operating activities, raised $76.5 million, net from bonds issuance (for further details see also Note 2E to the unaudited consolidated financial statements as of June 30, 2012) and received $14.4 million proceeds from a long term loan from GE Japan Corporation. These liquidity resources financed the capital investments we made during the six months ended June 30, 2012, which aggregated to approximately $51.3 million and the repayment of debt in the amount of $21 million.

As of June 30, 2012, loans from banks were presented in our balance sheet in the amount of $134.1 million, out of which $9.1 million is presented in short term. As of such date, we presented an aggregate of $309.8 million of debentures in our balance sheet, of which $32.5 million are presented as short-term.